Exhibit 99.1

The Bank of N.T. Butterfield & Son Limited
Announces Closing of Initial Public Offering

Hamilton, Bermuda and New York, NY—21 September 2016: The Bank of N.T. Butterfield & Son Limited (“Butterfield”) (BSX: NTB.BH) announced today the closing of its previously announced initial public offering (“IPO”) of 12,234,042 of its voting ordinary shares (“Common Shares”) at a price to the public of $23.50 per share. The shares began trading on 16 September 2016 on the New York Stock Exchange under the ticker symbol “NTB.”

The offering of 12,234,042 Common Shares consisted of 5,957,447 Common Shares sold by Butterfield and 6,276,595 Common Shares sold by certain selling shareholders (“Selling Shareholders”), including 1,595,744 Common Shares sold by certain of the Selling Shareholders pursuant to the underwriters’ option to purchase additional shares, which was exercised in full prior to the closing.

Goldman, Sachs & Co., Citigroup and Sandler O’Neill & Partners acted as the joint book-running managers, and Keefe, Bruyette & Woods, Raymond James and Wells Fargo Securities acted as co-managers for the offering.

This offering was made only by means of a prospectus. A copy of the final prospectus may be obtained from Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, NY 10282, or by telephone at (866) 471-2526, or by email at prospectus-ny@ny.email.gs.com, from Citigroup, c/o: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at (800) 831-9146, or by email at prospectus@citi.com, or from Sandler O’Neill & Partners, L.P., 1251 Avenue of the Americas, New York, NY 10020, or by telephone at (866) 805-4128.

A registration statement relating to these securities has been declared effective by the US Securities and Exchange Commission. This News Release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

This News Release contains forward-looking statements, including with respect to the proposed initial public offering. Forward-looking statements may generally be identified by the use of words such as “anticipate,” “believe,” “expect,” “intend,” “plan,” and “will” or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. As a result, actual events may differ materially from those expressed in or suggested by the forward-looking statements. Any forward-looking statement made by Butterfield in this News Release speaks only as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for Butterfield to predict these events or how they may affect it. Butterfield does not intend to update any forward-looking statements after the date hereof, except as required by law.

About Butterfield:

Butterfield is Bermuda’s first and largest independent bank, and a specialist provider of international financial services. The Butterfield Group offers a full range of community banking services in Bermuda and the Cayman Islands, encompassing retail and corporate banking and treasury activities. Butterfield also provides various property lending, private banking, asset management and personal trust services from its headquarters in Bermuda and subsidiary offices in the Cayman Islands, Guernsey and the United Kingdom. In Switzerland and The Bahamas, Butterfield provides personal trust and company services.

Media Relations Contact:

Mark Johnson

Vice President, Group Head of Communications

The Bank of N.T. Butterfield & Son Limited

Phone: (441) 299 1624

Cellular: (441) 524 1025

Fax: (441) 295 3878

E-mail: mark.johnson@butterfieldgroup.com